Exhibit 99.3

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of August 16, 2024 (this “Agreement”), is being entered into by and among PropertyGuru Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), the shareholders listed on the signature page(s) hereto (together with any subsequent shareholders or transferees who become “Shareholders” pursuant to Section 3 below, collectively, the “Shareholders” and each, individually, a “Shareholder”), and Hedychium Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Hedychium Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, are entering into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, each Shareholder is the record or beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the number of ordinary shares, par value $0.0001 per share, of the Company (“Company Shares”), set forth opposite such Shareholder’s name on Schedule A hereto (all such Company Shares, together with any additional Company Shares in respect of which such Shareholder may become the record or beneficial owner, whether on the exercise of options or warrants, conversion of convertible securities or otherwise, from and after the date hereof until the Expiration Time (as defined below), the “Subject Shares”); and

WHEREAS, as a condition and inducement to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by each Shareholder thereunder, and the expenses and efforts to be undertaken by the Company and Parent to consummate the Transactions, the Company, Parent and each Shareholder have agreed to enter into this Agreement and abide by the covenants and obligations set forth herein in order for each Shareholder to, among other things, provide certain assurances to Parent regarding the manner in which each Shareholder is bound hereunder to vote the Subject Shares during the Term (as defined below) with respect to the Merger Agreement, the Merger and the other Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree, severally and not jointly, as follows:

1. Voting of Shares. Each Shareholder hereby irrevocably and unconditionally agrees that during the period commencing on the date of this Agreement and continuing until the Expiration Time (such period, the “Term”), at any meeting of the Company Shareholders, however called, including any adjournment or postponement of each of the foregoing, and in connection with any written resolution and/or consent of the shareholders of the Company, in each case in respect of the matters described in Section 1(b) below, such Shareholder shall (solely in its capacity as the record holder or beneficial owner of Subject Shares), in each case to the fullest extent that the Subject Shares are entitled to vote or consent thereon:

(a) appear (in person or by proxy) at each such meeting or otherwise cause all of the Subject Shares that such Shareholder is entitled to vote to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent; and

(b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a validly executed written resolution and/or consent covering, all of the Subject Shares: (i) in favor of the authorization and approval of (A) the Merger Agreement, (B) the consummation of the Merger and the other Transactions (including any ancillary agreements contemplated by the Merger Agreement), and (C) any amendments to the Company’s memorandum and articles of association (the “Existing Organizational Documents”) approved by the Board of Directors of the Company that are required to consummate the Transactions; (ii) without limiting the foregoing clause (i), in favor of any proposal to adjourn or postpone any meeting of the holders of the Company Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Company Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against: (1) any action or proposal in favor of any Takeover Proposal; (2) any action, proposal, transaction or agreement that would reasonably be expected to result in any of the conditions to the Merger not being fulfilled or not being capable of being fulfilled or a breach of a covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement; (3) any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede or interfere with, delay, discourage, or adversely affect in any material respect the consummation of the Merger; or (4) other than as contemplated by the Merger Agreement, the authorization and approval of any change in (x) the present capitalization of the Company or any amendment of Existing Organizational Documents or (y) the Company’s corporate structure or business, including but not limited to the relative rights of the Company Shares in a manner that would reasonably expected to be adverse to Parent.

For purposes of the preceding clauses (a) and (b) only, the term Subject Shares shall include any Company Shares for which such Shareholder has been granted power of attorney pursuant to the exercise of such Shareholder’s drag-along rights under Clause 5 of the Shareholders’ Agreement relating to the Company, dated as of March 17, 2022 (as amended from time to time, the “SHA”), in accordance with Section 10 hereto.

Except as expressly set forth in Sections 1(a) and 1(b), each Shareholder shall retain at all times the right to vote the Subject Shares in its sole discretion and without any other limitation other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company Shareholders, and each Shareholder shall not be restricted from voting in favor of or against, or abstaining, with respect to any other matter presented to the Company Shareholders. Notwithstanding the foregoing, nothing in this Agreement shall require any Shareholder to vote in favor of, or otherwise act by written consent in respect of, any Adverse Amendment (as defined below).

2. No Inconsistent Agreements. Each Shareholder hereby represents and warrants, and covenants and agrees that, except for this Agreement and the SHA, such Shareholder (a) has not entered into any voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares and has not deposited any of the Subject Shares in any voting trust, (b) at any time during the Term, shall not, and will not permit any Affiliate to, enter into any voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares, or deposit any Subject Shares into a voting trust, unless specifically requested to do so by Parent and the Company in connection with the Merger Agreement, the ancillary agreements contemplated thereby and any of the Transactions, (c) has not granted, and shall not grant at any time during the Term, a proxy, consent or power of attorney in any manner inconsistent with Section 1 of this Agreement with respect to any of the Subject Shares, (d) has not given, and shall not give at any time during the Term, any voting instructions or authorities in any manner inconsistent with Section 1 of this Agreement with respect to any of the Subject Shares and (e) has not taken, and shall not take at any time during the Term, any action that would reasonably be expected to constitute a breach hereof or have the effect of preventing such Shareholder from performing any of its obligations under this Agreement. Each Shareholder agrees that, from and after the date hereof through the end of the Term, such Shareholder shall oppose and not consent or agree to any proposed amendment or supplement to the SHA that has not been expressly recommended in advance in writing by the Special Committee.

3. Transfer of Subject Shares; Additional Shares.

(a) Except as provided hereunder, each Shareholder hereby agrees, during the Term, not to, directly or indirectly, Transfer (as defined below), or enter into any Contract, option, put, call or other agreement, arrangement or understanding with respect to the Transfer of, any of the Subject Shares or any interest therein; provided, that nothing herein shall prohibit a Transfer of Subject Shares to an Affiliate of such Shareholder or a Transfer pursuant to any trust or will of such Shareholder or by the Laws of intestate succession (a “Permitted Transfer”); provided, further, that a Permitted Transfer shall be permitted only if, as a precondition to such Transfer, (i) the transferee (including any and all transferees and subsequent transferees of the initial transferee) (each, a “Transferee”) agrees in writing to be bound by each of the terms of, and to assume all of the obligations of such Shareholder under, this Agreement and the SHA by executing and delivering to Parent a joinder agreement in form and substance reasonably acceptable to Parent to this Agreement and the SHA and (ii) the Permitted Transfer complies with all other applicable requirements under the SHA. On the execution and delivery of a joinder agreement by such Transferee, such Transferee shall be deemed to be a party hereto as if such Transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Shareholder. Any Transfer or attempted Transfer of any Subject Shares in violation of this Agreement or the SHA shall be null and void ab initio.

(b) If any involuntary Transfer of any Subject Shares shall occur, the Transferee shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.

(c) For purposes of this Agreement, “Transfer” means any direct or indirect transfer, sale, tender, exchange, assignment, pledge, conveyance of any record or beneficial ownership interest in, encumbrance, hypothecation, grant of a security interest in, gift, distribution or other disposal of all or any portion of the Subject Shares, by operation of law or otherwise, including any swap, derivative or other similar transaction that hedges or transfers the economic consequences of ownership of the applicable portion of the Subject Shares.

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until termination hereof, each Shareholder shall promptly notify Parent and the Company of the number and type of any additional Company Shares or other Company Securities that such Shareholder purchases, acquires the right to vote, or otherwise acquires beneficial ownership of, all of which Company Shares shall constitute Subject Shares hereunder as if they were beneficially owned by such Shareholder as of the date of this Agreement, and promptly deliver to Parent and the Company an updated Schedule A including such additional Subject Shares.

4. Notification; Further Assurances; Disclosure. Each Shareholder shall notify Parent and the Company promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional Company Shares by such Shareholder after the date hereof (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Company Shares by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction), all of which shall be considered Subject Shares, and shall be subject to the terms of this Agreement as though owned by such acquiring Shareholder on the date hereof. From time to time and without additional consideration, each Shareholder shall use reasonable best efforts to execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as Parent may reasonably request which is required or advisable for the purpose of carrying out the provisions of this Agreement. Each Shareholder agrees to provide Parent, the Company and their respective Representatives information within its possession regarding such Shareholder or their Affiliates (to the extent legally required) or the Subject Shares that is reasonably requested by Parent, the Company or their respective Representatives for inclusion in or as otherwise may be required, as applicable, for the preparation of the (a) the Proxy Statement and/or (b) or filings (or draft filings) or submissions under the applicable Regulatory Laws pursuant to Section 5.03 of the Merger Agreement (the “Regulatory Filings”), in the case of each of (a) and (b), in a reasonably prompt manner to enable Parent and/or the Company to comply with its applicable obligations under Sections 5.13 and 5.04 of the Merger Agreement; provided that with respect to the Proxy Statement (i) each Shareholder and its counsel shall be first provided with a reasonable opportunity to review drafts of the Proxy Statement prior to the Proxy Statement being filed with the SEC and the Company and Parent shall consider in good faith all comments thereto proposed by the Shareholders, their respective outside counsel and other Representatives and (ii) that any disclosure or reference relating to any Shareholder (or its Affiliates) in the Proxy Statement by the Company or Parent shall require prior written consent by such Shareholder (which consent shall not be unreasonably withheld, delayed or conditioned); provided further that with respect to the Regulatory Filings, each Shareholder and its counsel shall be entitled to request an opportunity to review any disclosures related to the Shareholders included in the drafts of the Regulatory Filings prior to such Regulatory Filings being filed with or submitted to the applicable Governmental Authorities and the Company and Parent shall consider in good faith all comments proposed by each Shareholders to the disclosures specific to such Shareholder in the Regulatory Filings. Without limiting the foregoing, each Shareholder hereby severally as to itself only, but not jointly with any other Shareholder, authorizes Parent and the Company to publish and disclose in any public filing made in connection with the Merger Agreement, the Merger and the other Transactions or in connection with this Agreement and in any other announcement or disclosure required by applicable Law, such Shareholder’s identity and ownership of the Subject Shares and the nature of such Shareholder’s obligations under this Agreement, authorizes Parent to include this Agreement as an exhibit to any filing required to be made by Parent with the SEC in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, and authorizes the Company to include this Agreement as an exhibit to any filing required to be made by the Company with the SEC in connection with the Merger Agreement and the Transactions, provided in each case that each Shareholder and its counsel shall be first provided with a reasonable opportunity to review drafts of the filings prior to such filing being made with the SEC and the Company and Parent shall consider in good faith all comments thereto proposed by the Shareholders, their respective outside counsel and other Representatives; and provided further that any disclosure or reference relating to any Shareholder (or its Affiliates) in the foregoing documents by the Company or Parent shall require prior written consent by such Shareholder (which consent shall not be unreasonably withheld, delayed or conditioned).

5. Representations and Warranties.

(a) Each Shareholder on its own behalf hereby represents and warrants to Parent, severally and not jointly, with respect to such Shareholder as follows:

(i) Organization; Good Standing. Such Shareholder that is a corporation or other legal entity is duly incorporated, validly existing and in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of incorporation) under the Laws of its jurisdiction of incorporation.

(ii) Authority. Such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Shareholder, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. No proceedings or authorizations on the part of such Shareholder (or its governing body, general partner, board of directors, partners or other equityholders, as applicable) that have not been completed or obtained are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.

(iii) No Conflicts. The execution and delivery of this Agreement by such Shareholder, the performance by such Shareholder of its obligations hereunder, and the consummation by it of the transactions contemplated by this Agreement (A) does not conflict with or violate any provision of the certificate of incorporation, bylaws, or other comparable charter or organizational documents, as applicable, of such Shareholder; (B) does not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or the loss of any benefit, under, any Contract to which such Shareholder is a party; and (C) does not violate or conflict with any Law or Judgment applicable to such Shareholder, in each case of clause (B) or (C), which has, or would reasonably be expected to have, the effect of preventing, impeding or materially delaying performance by such Shareholder of its obligations under this Agreement.

(iv) Consents and Approvals. Except for the applicable requirements of the Exchange Act and any other United States federal or state securities Law, the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require any consent, authorization or approval of, or filing or registration with, any Governmental Authority.

(v) Ownership. Such Shareholder is the record or beneficial owner of and has good and marketable title to, the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, free and clear of all Liens, other than those created by this Agreement and the SHA or restrictions on transfer of general applicability arising under applicable securities Laws. Other than the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, such Shareholder does not own, of record or beneficially, any Company Shares or warrants, convertible securities or other rights to acquire Company Shares (except that such Shareholder may be deemed to beneficially own Subject Shares owned by other Shareholders). Such Shareholder has full voting power (or the power to effect the full voting power) with respect to all such Shareholder’s Subject Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of such Shareholder’s Subject Shares. None of such Shareholder’s Subject Shares are, and at no time during the Term will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such Company Shares other than this Agreement and the SHA.

(vi) Reliance by Parent. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance on such Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of such Shareholder contained herein. Such Shareholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of their own choosing. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other Transactions.

(vii) No Fees. Except for J.P. Morgan Securities Asia Private Limited, there are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by such Shareholder (or Parent) pursuant to arrangements made by such Shareholder.

(viii) Compliance with SHA. Except as would not reasonably be expected to prevent or materially delay the consummation of the Merger, such Shareholder, as of the date hereof, is in compliance in all material respects with the terms of the SHA; and all written communications, as of the date hereof, among such Shareholder and other shareholders of the Company (other than TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P. and Epsilon Asia Holdings II Pte. Ltd.) relating to actions taken in relation to the SHA in connection with or to facilitate the Merger have been provided to Parent or its Representatives.

(ix) No Actions. As of the date hereof, there is no Action pending against such Shareholder or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its Affiliates, or any Judgment to which such Shareholder or any of its Affiliates is subject, that in either case questions the record or beneficial ownership of such Shareholder’s Subject Shares or the validity of this Agreement or that would reasonably be expected to prevent, impede or materially delay performance by such Shareholder of its obligations hereunder or the consummation of the transactions contemplated by this Agreement.

(b) Parent hereby represents and warrants as follows:

(i) Organization; Good Standing. Parent is a legal entity duly incorporated, validly existing and in good standing (to the extent such concept is applicable in Parent’s jurisdiction of incorporation) under the Laws of its jurisdiction of incorporation.

(ii) Authority. Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent and, assuming due authorization, execution and delivery by the Shareholders, constitutes a legal, valid and binding obligation of Parent enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. No proceedings or authorizations on the part of Parent (or its board of directors or equityholders) that have not been completed or obtained are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.

(iii) No Conflicts. The execution and delivery of this Agreement by Parent, the performance by Parent of its obligations hereunder, and the consummation by it of the transactions contemplated by this Agreement (A) does not conflict with or violate any provision of the certificate of incorporation, bylaws, or other comparable charter or organizational documents of Parent; (B) does not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or the loss of any benefit, under, any Contract to which Parent is a party; and (C) does not violate or conflict with any Law or Judgment applicable to Parent, in each case of clause (B) or (C), which has, or would reasonably be expected to have, the effect of preventing, impeding or materially delaying performance by Parent of its obligations under this Agreement.

(iv) Consents and Approvals. Except for the applicable requirements of the Exchange Act and any other United States federal or state securities Law, the execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require any consent, authorization or approval of, or filing or registration with, any Governmental Authority.

6. Shareholder Capacity. During the Term, no Person executing this Agreement who is or becomes a director or officer, or any other similar function or capacity, of the Company (or a subsidiary of the Company) shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as the record holder or beneficial owner of Subject Shares and (a) nothing herein shall limit or affect any actions taken (or any failures to act) by a Shareholder in such Shareholder’s capacity as a director or officer, or any other similar function or capacity, of the Company (or a subsidiary of the Company), and (b) no action taken in good faith by such Shareholder in its capacity as a director or officer of the Company (or a subsidiary of the Company) shall be deemed to constitute a breach of this Agreement.

7. No Exercise of Appraisal Rights. Each Shareholder irrevocably and unconditionally forever waives and agrees not to exercise or assert any appraisal rights or dissenters’ rights in respect of such Shareholder’s Subject Shares that may arise in connection with the Merger (including, without limitation, any rights under Section 238 of the CICA). Effective upon the Effective Time, each Shareholder hereby irrevocably and unconditionally releases and forever discharges, Parent, the Company, and each of their respective past, present, and future Subsidiaries, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Released Parties”), from any and all claims, charges, complaints, causes of action, damages, Contracts and liabilities of any kind or nature whatsoever (the “Released Claims”), whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, arising from conduct occurring at or prior to the Effective Time, including any Released Claims relating to or arising out of such Shareholder’s ownership of Subject Shares. Notwithstanding the foregoing, nothing contained in this Section 7 shall operate to release any obligations of the Released Parties with respect to, or obligate any Shareholder to refrain from making, claims or commencing any proceedings: (i) arising under, or in connection with, this Agreement or Section 5.06 of the Merger Agreement; (ii) with respect to any matters related to such Shareholder’s service as an officer or director of the Company or any of its Subsidiaries or (iii) under the insurance policies contemplated by Section 5.06 of the Merger Agreement. Notwithstanding Section 12, in the event the Merger is consummated, this Section 7 shall survive the consummation of the Merger indefinitely.

8. Shareholder Litigation. Each Shareholder agrees not to commence, participate in, or knowingly facilitate, assist or encourage, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, that may be brought against the Company, Parent, Merger Sub, or any of their respective Affiliates, Representatives, successors and assigns relating to the negotiation, approval, execution or delivery of this Agreement, the Merger Agreement, the Merger or the consummation of the transactions contemplated hereby and thereby (including, for the avoidance of doubt, any claims alleging a breach of fiduciary duty by the Board of Directors of the Company (including the Special Committee) or breaches of any federal, state or foreign securities law in connection with any of the foregoing and any claim seeking to enjoin or delay the consummation of the Merger); provided that this Section 8 shall not be deemed a waiver of any rights of such Shareholder or its Affiliates for any breach of this Agreement or the Merger Agreement by Parent or the Company. Notwithstanding Section 12, in the event the Merger is consummated, this Section 8 shall survive the consummation of the Merger indefinitely.

9. No Solicitation. During the Term, each Shareholder, shall and shall cause each of its Affiliates and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to (in each case, acting in their capacity as such to such Shareholder) (a) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, promptly request the return or destruction of all confidential information furnished by such Shareholder or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the date of this Agreement and immediately shut off all access of any Person to any electronic data room maintained by such Shareholder with respect to a possible Takeover Proposal (in each case, other than Parent and its Representatives) and (b) not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 9), or furnish to any other Person any non-public information, or afford access to the business, properties, assets, books, records or personnel, of such Shareholder, in connection with, or for the purpose of encouraging, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, and (c) not enter into any Company Acquisition Agreement. Each Shareholder shall promptly advise the Company and Parent of any proposals, offers, inquiries or requests that constitute, or could reasonably be expected to lead to, a Takeover Proposal and the material terms and conditions of any such proposal, offer, inquiry or request (including the name of the Person or group making such proposal, offer, inquiry or request). Notwithstanding anything to the contrary provided in this Agreement, each Shareholder and any of its Affiliates and Representatives shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with a Takeover Proposal in the event that the Company is permitted to take the actions set forth in Section 5.02(b) of the Merger Agreement with respect to such Takeover Proposal.

10. Drag-Along Right. Promptly following a written request by Parent (and subject to agreement by each Shareholder and the Company, each acting reasonably), each Shareholder shall, and shall cause its respective Representatives to, use reasonable best efforts to (i) cause the Merger to be approved as a Drag Sale, whereby the Drag-Along Shareholders shall be required, pursuant to Section 5.3 of the SHA, to Transfer all of their Company Shares pursuant to the Merger, and to execute, acknowledge and deliver all consents, assignments, waivers and other documents and/or agreements, appear at any meeting of the shareholders of the Company (and at any adjournment or postponement thereof) for purposes of establishing a quorum and vote or cause to be voted its Company Shares in person or by proxy, and perform such action as necessary, in each case, to give effect to the Merger, and (ii) provide any Drag-Along Shareholders with a Drag Notice with respect to the Merger pursuant to Section 5.3.2 of the SHA; provided that each Shareholder shall have the right (subject to the prior agreement by Parent in writing, acting reasonably) to take any of the foregoing actions. Upon approval of the Merger as a Drag Sale, all Company Shares held by the Drag-Along Shareholders shall be deemed to be “Subject Shares” hereunder. For purposes of this Section 10 only, the terms “Drag Sale”, “Drag-Along Shareholders”, “Transfer” and “Drag Notice” shall have the meanings giving to such terms in the SHA.

11. No Ownership Interest. Except as expressly set forth herein, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares, and all rights, ownership and economic benefits relating to the Subject Shares shall remain vested in and belong to each such Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority with respect to any Shareholder in the voting of any Subject Shares except as specifically provided herein and in the Merger Agreement. The parties hereto acknowledge and agree that the arrangements contemplated by this Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act or any other similar provision of applicable law).

12. Termination.

(a) Subject to Section 12(b)(ii) herein, this Agreement shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the delivery of written notice of termination by a Shareholder to Parent following an Adverse Amendment (as defined below) made without the consent of such Shareholder and (iv) with respect to any Shareholder, the mutual written agreement of such Shareholder, Parent and the Company to terminate this Agreement (such time, the “Expiration Time”). “Adverse Amendment” means an amendment or modification to the Merger Agreement in the form as it exists as of the time of the execution and delivery of this Agreement in a manner that decreases the amount or changes the form of consideration to be paid to the holders of Company Shares in the Merger.

(b) On termination of this Agreement, no party shall have any further obligations or liabilities hereunder; provided, that (i) no such termination shall relieve any party from liability for fraud or knowing and intentional breach of this Agreement prior to termination and (ii) the provisions of Section 5(a)(viii), Section 7, Section 8, this Section 12 and Sections 13 through 22 shall survive any termination of this Agreement in accordance with their terms.

13. Specific Performance. Each Shareholder agrees that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if such Shareholder fails to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. Each Shareholder acknowledges and agrees that (a) Parent shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 14 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, Parent would not have entered into this Agreement or the Merger Agreement. Each Shareholder agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that Parent otherwise has an adequate remedy at law. Each Shareholder acknowledges and agrees that Parent, if seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13, shall not be required to provide any bond or other security in connection with any such order or injunction.

14. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement or the transactions contemplated by this Agreement, whether in Law or in equity, whether in Contract or tort or otherwise, shall be heard and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan (or, if that court does not have jurisdiction, the Chancery Court of the State of Delaware or, if that court does not have jurisdiction, the Supreme Court of the State of New York, County of New York) (such courts, the “Chosen Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Chosen Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Chosen Courts, (iii) agree to not contest the jurisdiction of the Chosen Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 14(b) shall not constitute general consents to service of process in the State of New York (or, if applicable, the State of Delaware) and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each of the Shareholders confirms that it has appointed, and hereby appoints, [•], for purposes of service of process for claims under or related to this Agreement. Parent confirms that it has appointed, and hereby appoints, Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware 19808, for purposes of service of process for claims under this Agreement. Each party hereto agrees that service of process on such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 18 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

15. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION OR CONTROVERSY THAT MAY, DIRECTLY OR INDIRECTLY, RELATE TO OR ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 15.

16. Amendment or Supplement; Extension of Time, Waiver, Etc.

(a) Subject to compliance with applicable Law and subject to the other provisions of this Agreement, at any time prior to the Expiration Time, this Agreement may be amended or supplemented in any and all respects by the written agreement of the parties hereto.

(b) At any time prior to the Expiration Time, any party or parties hereto may, subject to applicable Law and except as otherwise set forth herein, (i) waive any inaccuracies in the representations and warranties of made to such party or parties hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable or (iii) waive compliance with any of the agreements contained herein applicable to such party or parties hereto. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

17. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding on, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 17 shall be null and void.

18. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received; provided, that the recipient shall use reasonable best efforts to confirm receipt promptly on request) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the applicable party at the following street or email address(es):

(a) If to Parent, addressed to it at:

c/p EQT Partners Asia Pte. Limited

10 Collyer Quay #10-01

Ocean Financial Centre

Singapore 049315

Attention: Kirti Ram Hariharan

Email: [*****]

with a copy to (for information purposes only):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attn: Ariel Deckelbaum; Suni Sreepada

E-mail: ariel.deckelbaum@ropesgray.com;

suni.sreepada@ropesgray.com

(b) If to the Company, addressed to it at:

PropertyGuru Group Limited

No.12-01/04, Paya Lebar Quarter 1 Paya Lebar Link

Singapore 408533

Attn: Joe Dische

Email: [*****]

with copies (for information purposes only) to each of:

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Attn: Ethan A. Klingsberg; Steven Y. Li

Email: ethan.klingsberg@freshfields.com;

steven.li@freshfields.com

and

Freshfields Bruckhaus Deringer LLP

Akasaka Biz Tower 36F

5-3-1 Akasaka Minato-ku

Tokyo 107-6336 Japan

Attn: Noah Carr

Email: noah.carr@freshfields.com

(c) If to [•], addressed to it at:

[•]

[•]

[•]

Attn: [•]

Email: [•]

with a copy to (for information purposes only):

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Attn: Sharon Lau

Email: sharon.lau@lw.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

19. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.

20. Entire Agreement; No Third Party Beneficiaries. This Agreement and the Merger Agreement, including the Company Disclosure Letter, together with the Equity Commitment Letter, the Guarantee and the Confidentiality Agreement, constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer on any Person other than the parties hereto any rights or remedies hereunder.

21. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

22. Interpretation and Construction.

(a) The rules of interpretation set forth in Section 8.14(a) of the Merger Agreement shall apply to this Agreement, mutatis mutandis.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

(c) In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change affecting the Subject Shares, the terms of this Agreement shall apply to the resulting shares.

23. No Prohibited Claims. Each Shareholder agrees not to take any action constituting a “Prohibited Claim” as described in clause (a) of Section 2 of the Equity Commitment Letter other than, for the avoidance of doubt, Non-Prohibited Claim.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT

HEDYCHIUM GROUP LIMITED

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

SHAREHOLDERS:

[SHAREHOLDER]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

COMPANY

PROPERTYGURU GROUP LIMITED

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

Schedule A

Shareholder	Number of Ordinary Shares